November 19, 2008

Mail Stop 3561

Pantelis Zachos, President
Fluid Solutions, Inc.
Ampelon 3
Kilkis, Greece 61100

Re: Fluid Solutions, Inc.
**   Form 10**
**   File No. 0-53434**

Dear Mr. Zachos:

        We have completed our review of your Form 10 and related filings and have no further comments at this time.

                                                    Sincerely,

                                                    John D. Reynolds
                                                    Assistant Director

cc: Kenneth G. Eade
         fax: (310) 861-0620